

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

Via E-mail
Look Yuen Ling
Chief Executive Officer
JV Group, Inc.
7609 Ralston Road
Arvada, CO 80002

> **Re:** **JV Group, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2013**
> **Filed October 15, 2013**
> **File No. 000-21477**

Dear Ms. Ling:

We issued comments to you on the above captioned filing on April 17, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 7, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3585 if you have any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel

cc: Michael A. Littman, Esq. (Via E-mail)